                                                           Filed by Pfizer Inc.
                          pursuant to Rule 425 under the Securities Act of 1933
                                          and deemed filed pursuant Rule 14a-12
                                         of the Securities Exchange Act of 1934
                                                  Commission File No: 001-02516
                                              Subject Company:  Pharmacia Corp.

THE FOLLOWING PRESS RELEASE WAS DISSEMINATED BY PFIZER INC. ON JULY 15, 2002

For immediate release:                       Contact: Andy McCormick
July 15, 2002                                         212-573-1226


                  PFIZER ANNOUNCES SECOND-QUARTER 2002 RESULTS,
                   REAFFIRMS STRONG OUTLOOK FOR FULL-YEAR 2002
                                       ---
    SECOND-QUARTER NET INCOME UP 10 PERCENT TO $2.086 BILLION, DILUTED EPS UP
     10 PERCENT TO $.33, BOTH FROM CONTINUING OPERATIONS EXCLUDING CERTAIN
                   SIGNIFICANT ITEMS AND MERGER-RELATED COSTS
                                       ---
            COMPANY REFINES FULL-YEAR 2002 EARNINGS FORECAST, EXPECTS
          2002 DILUTED EPS OF $1.58 (21 PERCENT GROWTH), ON SAME BASIS
                                       ---
                    FUTURE PFIZER PERFORMANCE TO BE DRIVEN BY
                 BROAD, DEEP, AND PATENT-PROTECTED PRODUCT LINE
                  AND REGULATORY FILINGS OF MAJOR NEW MEDICINES

         REPORTED SECOND-QUARTER NET INCOME INCREASED 7 PERCENT TO $1.957
             BILLION AND REPORTED DILUTED EPS UP 10 PERCENT TO $.32


NEW YORK, July 15 - Pfizer Inc said today that second-quarter net income increased by 10 percent to $2.086 billion and diluted earnings per share (EPS) increased by 10 percent to $.33, both from continuing operations excluding certain significant items and merger-related costs.

Reported net income in the quarter increased 7 percent to $1.957 billion, and reported diluted EPS increased 10 percent to $.32. Included in these numbers are certain significant items and merger-related costs, which are detailed in the attached financial schedules and supplemental information.

"Pfizer continues to stand apart from the industry based on our ability to sustain balanced growth and investment and by our solid prospects for 2002 and beyond," said Hank McKinnell, chairman and chief executive officer. "Those prospects are significantly enhanced by today's separate announcement that Pfizer and Pharmacia have entered into a definitive merger agreement. Together, our commercial and financial strengths will offer greater opportunities to expand our business, improve people's well-being, and increase shareholder value."

Revenues of $8.033 billion in the second quarter of 2002 were up 8 percent, excluding a second-quarter prior-year accounting adjustment to harmonize Pfizer and Warner-Lambert's methods of treating Medicaid and contract rebate accruals.

Pfizer's human pharmaceutical business achieved revenue growth of 9 percent to $6.317 billion in the quarter (up 10 percent excluding the impact of foreign exchange), on the same basis. Year-to-date prescription growth rates for Pfizer's key human pharmaceutical products are at or above their therapeutic category growth rates.

Product performance and regulatory highlights since the end of the first quarter include:

         - An agreement between Pfizer and Serono announced last week to co-promote Serono's multiple sclerosis treatment Rebif (interferon beta 1-a) in the U.S. Rebif complements Pfizer's broad portfolio of products that treat neurological disorders, including Neurontin, Aricept, Zoloft, and Geodon.

         - Celebrex and Bextra, COX-2-specific inhibitors discovered and developed by Pharmacia and co-promoted by Pfizer and Pharmacia, continued to extend their lead over competitors. Bextra and Celebrex together currently account for 23.6 percent of audited monthly new prescriptions among U.S. non-steroidal anti-inflammatory drugs in May.

         - Lipitor, the world's leading cholesterol-lowering medicine and the largest-selling pharmaceutical of any kind, had second-quarter worldwide revenue growth of 24 percent. In April, the Food and Drug Administration (FDA) approved new recommended starting doses for Lipitor. In addition to the previously recommended starting dose of 10 mg, the FDA has now approved a 20 mg dose and, for patients requiring a reduction in LDL cholesterol of more than 45 percent, a 40 mg recommended starting dose. This change will allow health-care professionals greater flexibility in treating the estimated 54 million Americans who are eligible for cholesterol-lowering drug therapy. Lipitor has gained wide physician and patient acceptance based on its ability to bring the vast majority of patients to target cholesterol goals across the full dosing range.

         - Viagra, for erectile dysfunction, achieved second-quarter revenue growth of 10 percent worldwide. New prescription volume in the U.S. increased to nearly one-half-million per month, resulting in the highest quarterly number of new prescriptions since Viagra's launch in 1998. In the U.K. and Japan, the two largest international markets, Viagra achieved revenue growth, excluding the impact of foreign exchange, of 18 percent and 16 percent, respectively.

         - Zoloft achieved second-quarter worldwide revenue growth of 12 percent. Zoloft was approved in June by the FDA for the treatment of premenstrual dysphoric disorder, which affects approximately 5 percent of women in the U.S. With this new indication, Zoloft is the only selective serotonin reuptake inhibitor indicated for six different psychiatric disorders.

         - Spiriva is the first once-a-day inhaled bronchodilator treatment for chronic obstructive pulmonary disease and is co-promoted with Boehringer Ingelheim, the discoverer and developer of the compound. Spiriva was launched in six European markets, including Germany, in June and also received national approval for marketing in the U.K. and Spain.

         - Vfend completed the European Mutual Recognition Procedure in March and received FDA approval in May. Vfend is an important new treatment for acute invasive aspergillosis and for other rare but serious fungal infections. Vfend is scheduled for launch in the U.S. in August and in many European countries beginning in September.

         - Geodon, Pfizer's new novel antipsychotic therapy for the treatment of schizophrenia, continued to demonstrate its efficacy and safety to physicians worldwide. In June, the FDA approved Geodon for injection, making it the first atypical antipsychotic medicine approved in the United States for intramuscular (IM) use. This approval provides the opportunity for continuity of care, allowing physicians to begin treating patients on the intramuscular form and to progress to the oral formulation. Geodon IM will be available through hospitals and clinics beginning in September.

Karen Katen, executive vice president of the Company and president of the Pfizer Pharmaceuticals Group, stated, "Pfizer markets eight of the world's 30 largest-selling medicines, more than any other pharmaceutical company. These medicines - Lipitor, Norvasc, Celebrex, Zoloft, Neurontin, Viagra, Zithromax, and Zyrtec - achieved revenues of more than $10.3 billion through the first half of 2002, growing an aggregate 15 percent and representing 79 percent of the Company's human pharmaceutical revenues."

The competitiveness of Lipitor, Zoloft, Neurontin, Zithromax, and Geodon were improved during the quarter by the addition of significant new labeling, indications, or dosage forms. These product expansion approvals are part of an R&D pipeline that contains 68 new product enhancements plus 94 new molecular entities, for a total of 162 ongoing projects.

Pfizer now has five new chemical entities that were recently approved or are undergoing regulatory review in the U.S. and/or the European Union: Vfend; Geodon; Bextra (discovered and developed by Pharmacia); Spiriva (discovered and developed by Boehringer Ingelheim); and Relpax. All five products are expected to be launched in new markets during 2002. In addition, Pfizer will now co-promote Rebif (discovered and developed by Serono), an important new treatment for multiple sclerosis, in the U.S.

Pfizer anticipates completing regulatory filings in 2002 for use of pregabalin in neuropathic pain, epilepsy, and generalized anxiety disorder and for use of darifenacin in treating overactive bladder. Advanced-stage clinical studies are continuing for several agents, including Exubera, an inhalable form of insulin under co-development, co-manufacture, and co-marketing with Aventis, with the participation of Inhale Therapeutic Systems, and the dual therapy agent combining Lipitor and Norvasc, the world's leading cholesterol-lowering and antihypertensive medicines. We are currently assessing our regulatory filing strategy for Exubera with our partner Aventis.

Animal Health sales in the second quarter increased 11 percent to $274 million (up 15 percent excluding the impact of foreign exchange), compared to the same period in 2001. This strong performance reflected double-digit growth (excluding the impact of foreign exchange) in both livestock and companion-animal product lines. Our companion-animal products Revolution and Rimadyl and our livestock medicines Dectomax and RespiSure/ Stellamune showed strong sales growth, excluding the impact of foreign exchange.

The full impact of the Company's implementation of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, reflected in accordance with generally accepted accounting principles as of the beginning of 2002, resulted in a $410 million after-tax writedown (or $.07 per diluted share) primarily related to impairment of goodwill in the Animal Health business, as well as a writedown of certain intangible assets of various businesses.

Sales of Pfizer's Consumer businesses in the second quarter grew 5 percent to $1.333 billion (up 7 percent excluding the impact of foreign exchange), compared to the same period in 2001. Sales of Consumer Healthcare products grew 10 percent to $646 million (up 11 percent excluding the impact of foreign exchange). Growth reflects strong acceptance of Listerine mouthwash as well as the continued success of Listerine PocketPaks. In the Adams confectionery business, sales in the quarter decreased 1 percent to $475 million (up 3 percent excluding the impact of foreign exchange). Shaving product sales increased 2 percent to $162 million (up 4 percent excluding the impact of foreign exchange). Sales of Tetra products remained approximately the same at $50 million (up 2 percent excluding the impact of foreign exchange). As previously announced, the Company is exploring strategic options, including possible sale, for Tetra, Adams, and the Schick-Wilkinson Sword shaving products businesses.

"Second-quarter diluted EPS from continuing operations, excluding certain significant items and merger-related costs, of $.33 exceeds our previous estimate of single-digit growth due to a reduction in the effective tax rate," said David Shedlarz, executive vice president and chief financial officer of the Company. The effective tax rate for 2002 for continuing operations, excluding the cumulative effect of a change in accounting principle, certain significant items, and merger-related costs, is now forecast at 23.5 percent.

"Earnings growth in the second quarter, and in fact in each quarter of 2002, is affected by the changing impact of foreign exchange and the unusual pattern of operating expenses in 2001," Mr. Shedlarz continued. Foreign exchange adversely affected revenues in the quarter by $115 million, or 1.5%. The foreign-exchange impact in the second half of the year, at current rates, is expected to be favorable.

As illustrated in the following table, the concentration of operating expenses in the fourth quarter of 2001 - $800 million to $1.2 billion higher than any other quarter of 2001 - is significantly impacting the quarterly pattern of 2002 EPS growth.

                  OPERATING EXPENSES (SI&A AND R&D, $ BILLIONS)

                                1Q               2Q                3Q               4Q
                                --               --                --               --
2001                           $3.5             $3.9              $3.8             $4.7
2002                           $4.0             $4.2              $4.4(EST.)       $4.6(EST.)
GROWTH (%)                     +14%             +10%              +15%(EST.)       -2%(EST.)

Mr. Shedlarz remarked, "Year-over-year operating expense comparisons will remain a challenge in the third quarter, resulting in anticipated third-quarter EPS growth, excluding certain significant items and merger-related costs, in the low double digits.

"Fourth-quarter EPS growth is expected to be exceptionally strong, reflecting both a favorable foreign-exchange impact, at current exchange rates, and favorable comparisons with the abnormally high expense levels during the fourth quarter of 2001.

"We have refined our full-year 2002 EPS target and now expect diluted EPS from continuing operations, excluding the cumulative effect of a change in accounting principle, certain significant items, and merger-related costs, of $1.58 (21 percent growth). Moreover, we anticipate double-digit full-year 2002 revenue growth at current exchange rates, margin improvements, and continuing investments in product support and in R&D (which is now expected to be about $5.2 billion for the year). Synergies related to the Warner-Lambert merger are now expected to be $1.8 billion for the year," Mr. Shedlarz stated.

"With our broad product portfolio, unsurpassed research scale, and global reach, Pfizer continues to deliver strong performance," Dr. McKinnell concluded. "At the same time - as reflected in today's Pfizer/Pharmacia merger agreement announcement - we continue to look for and embrace innovative ways to move `beyond number one' and to become the most valued company in the world for all our constituencies, including investors."

INVESTORS SHOULD REFER TO TODAY'S SEPARATE PRESS ANNOUNCEMENT OF THE PFIZER/PHARMACIA MERGER AGREEMENT FOR ADDITIONAL INFORMATION PERTAINING TO CURRENT OPERATIONS AND RESULTS AS WELL AS TO PROJECTIONS OF FUTURE PERFORMANCE.

FOR ADDITIONAL DETAILS, PLEASE SEE THE ATTACHED FINANCIAL SCHEDULES, PRODUCT REVENUE TABLES, AND SUPPLEMENTAL INFORMATION.

DISCLOSURE NOTICE: The information contained in this document is as of July 15, 2002. The Company assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments.

This document and the attachments contain forward-looking information about the Company's financial results and estimates, business prospects, and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Among the factors that could cause actual results to differ materially are the following: the success of research and development activities and the speed with which regulatory authorizations and product launches may be achieved; competitive developments affecting our current growth products; the ability to successfully market both new and existing products domestically and internationally; difficulties or delays in manufacturing; trade buying patterns; ability to meet generic and branded competition after the expiration of the Company's patents; trends toward managed care and health-care cost containment; possible U.S. legislation affecting pharmaceutical pricing and reimbursement or Medicare; exposure to product liability and other types of lawsuits; contingencies related to actual or alleged environmental contamination; the Company's ability to protect its intellectual property both domestically and internationally; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; changes in generally accepted accounting principles; any changes in business, political, and economic conditions due to the threat of future terrorist activity in the U.S. and other parts of the world, and related U.S. military action overseas; growth in costs and expenses; changes in our product mix; and the impact of acquisitions, divestitures, restructurings, product withdrawals, and other unusual items, including our ability to obtain the anticipated results and synergies from our announced proposed acquisition of Pharmacia and the increased uncertainty created by the integration of the two businesses, as well as the timing and success of the announced exploration of strategic options of the Adams, Schick-Wilkinson Sword, and Tetra businesses. A further list and description of these risks, uncertainties, and other matters can be found in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, and in its periodic reports on Forms 10-Q and 8-K (if any).

                       PFIZER INC AND SUBSIDIARY COMPANIES
                   CONDENSED CONSOLIDATED STATEMENT OF INCOME
                                   (UNAUDITED)


(millions of dollars, except per share data)

                                        Second Quarter                                   Six Months
                                     --------------------         % Incr./         ----------------------          % Incr./
                                     2002            2001         (Decr.)*         2002              2001           (Decr.)*
                                     ----            ----         --------         ----              ----           --------
Revenues                           $ 8,033          $7,622           5          $ 16,452          $ 15,205             8

Costs and expenses:
 Cost of sales                       1,197           1,150           4             2,403             2,374             1
 Selling, informational
  and administrative expenses        2,983           2,746           9             5,812             5,264            10
 Research and development
  expenses                           1,257           1,116          13             2,458             2,144            15
 Merger-related costs                  166             206         (19)              275               476           (42)
 Other (income)/
  deductions--net                      (46)             13          **              (129)              (44)          193
                                   -------          ------                      --------          --------

Income from continuing
 operations before
 provision for taxes on
 income, minority
 interests and cumulative
 effect of a change in
 accounting principle                2,476           2,391           4             5,633             4,991            13

Provision for taxes on
 income                                519             590         (12)            1,302             1,258             3

Minority interests                      --               9         (98)                1                11           (88)
                                   -------          ------                      --------          --------

Income from continuing
 operations before
 cumulative effect of a
 change in accounting
 principle                           1,957           1,792           9             4,330             3,722            16

Discontinued
 operations--net of tax                 --              37          **                --                37            **
                                   -------          ------                      --------          --------

Income before cumulative
 effect of a change in
 accounting principle                1,957           1,829           7             4,330             3,759            15

Cumulative effect of a
 change in accounting
 principle--net of tax                  --              --          --              (410)               --            **
                                   -------          ------                      --------          --------
Net income                         $ 1,957          $1,829           7          $  3,920          $  3,759             4
                                   =======          ======                      ========          ========


Earnings per common share:
 Basic:
  Income from continuing
   operations before
   cumulative effect of a
   change in accounting
   principle                       $   .32          $  .29          10          $    .70          $    .60            17
  Discontinued
   operations--net of tax               --              --          --                --                --            --
  Cumulative effect of a
   change in accounting
   principle--net of tax                --              --          --              (.07)               --            **
                                   -------          ------                      --------          --------
  Net income                       $   .32          $  .29          10          $    .63          $    .60             5
                                   =======          ======                      ========          ========

 Diluted:
  Income from continuing
   operations before
   cumulative effect of a
   change in accounting
   principle                       $   .32          $  .29          10          $    .69          $    .59            17
  Discontinued
   operations--net of tax               --              --          --                --                --            --
  Cumulative effect of a
   change in accounting
   principle--net of tax                --              --          --              (.07)               --            **
                                   -------          ------                      --------          --------
  Net income                       $   .32          $  .29          10          $    .62          $    .59             5
                                   =======          ======                      ========          ========

    *  - Percentages may reflect rounding adjustments.
    ** - Calculation not meaningful.

    1. The above financial statement presents the three-month and six-month periods ended June 30, 2002 and July 1, 2001. Subsidiaries operating outside the United States are included for the three-month and six-month periods ended May 26, 2002 and May 27, 2001.

    2. On January 1, 2002, we adopted the provisions of the Emerging Issues Task Force (EITF) Issue No. 00-25, Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products, which requires the cost of certain vendor consideration to be classified as a reduction of revenue rather than as a marketing expense. As a result, we restated the second quarter and first six months of 2001 to reclassify certain marketing expenses from Selling, informational and administrative expenses to Revenues. These reclassifications have no effect on net income.

    3. On January 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. As a result of adopting SFAS No. 142, we recorded non-cash charges of $565 million ($410 million after-tax) in the first six months of 2002 with $536 million ($393 million after-tax) for the impairment provisions related to goodwill in our Animal Health business and $29 million ($17 million after-tax) for the impairment provisions related to identifiable intangible assets. These charges are recorded as a cumulative effect of a change in accounting principle as of the beginning of 2002.

    4. The financial results for the three-month and six-month periods ended June 30, 2002 are not necessarily indicative of the results which ultimately might be achieved for the current year.

                        PFIZER INC AND SUBSIDIARY COMPANIES
                             RESULTS FROM CONTINUING OPERATIONS
               EXCLUDING CERTAIN SIGNIFICANT ITEMS AND MERGER-RELATED COSTS
                                         (UNAUDITED)


    (millions of dollars, except per share data)


                                     Second Quarter                           Six Months
                                   ------------------                     ------------------
                                   2002          2001       % Incr.       2002          2001        % Incr.
                                   ----          ----       -------       ----          ----        -------
Revenues                          $8,033        $7,447         8        $16,452        $15,030         9

Income from continuing
 operations before
 provision for taxes on
 income, minority
 interests and cumulative
 effect of a change in
 accounting principle             $2,664        $2,522         6        $ 5,910        $ 5,411         9

Income from continuing
 operations before
 cumulative effect of a
 change in accounting
 principle                        $2,086        $1,890        10        $ 4,519        $ 4,019        12

Diluted earnings per
 common share from
 continuing operations
 before cumulative effect
 of a change in accounting
 principle                        $  .33        $  .30        10        $   .72        $   .63        14

    1. The above financial information presents the three-month and six-month periods ended June 30, 2002 and July 1, 2001. Subsidiaries operating outside the United States are included for the three-month and six-month periods ended May 26, 2002 and May 27, 2001.

    2. On January 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. As a result of adopting SFAS No. 142, we recorded non-cash charges of $565 million ($410 million after-tax) in the first six months of 2002 with $536 million ($393 million after-tax) for the impairment provisions related to goodwill in our Animal Health business and $29 million ($17 million after-tax) for the impairment provisions related to identifiable intangible assets. These charges are recorded as a cumulative effect of a change in accounting principle as of the beginning of 2002.

    3. Revenues as shown above for the second quarter and first six months of 2001 exclude the favorable impact of $175 million from a harmonization adjustment of Pfizer/Warner-Lambert accounting methodology for Medicaid and contract rebate accruals.

    4. Income and diluted earnings per common share from continuing operations before cumulative effect of a change in accounting principle as shown above exclude the following items:

(millions of dollars)                             Second Quarter                Six Months
                                                 -----------------          ------------------
                                                 2002         2001          2002          2001
                                                 ----         ----          ----          ----
MERGER-RELATED COSTS, PRE-TAX:
 Integration costs                               $109        $ 137         $ 181         $ 264
 Restructuring charges                             57           69            94           212
                                                 ----        -----         -----         -----

   Total merger-related costs                     166          206           275           476
                                                 ----        -----         -----         -----

SIGNIFICANT ITEMS, PRE-TAX:
 Harmonization of accounting methodology+          --         (175)           --          (175)
 Gain on the sale of a minor product
  line++                                           --           --           (20)           --
 Gains on the sales of research-related
  equity investments++                             --           --            --           (17)
 Co-promotion charges++                            22          100            22           136
                                                 ----        -----         -----         -----
   Total significant items                         22          (75)            2           (56)
                                                 ----        -----         -----         -----

TOTAL MERGER-RELATED COSTS AND
 SIGNIFICANT ITEMS, PRE-TAX                       188          131           277           420
Provision for taxes on income                      59           33            88           123
                                                 ----        -----         -----         -----
TOTAL MERGER-RELATED COSTS AND
 SIGNIFICANT ITEMS, AFTER-TAX                    $129        $  98         $ 189         $ 297
                                                 ====        =====         =====         =====

       + Represents the harmonization of Pfizer/Warner-Lambert accounting methodology for Medicaid and contract rebate accruals included in Revenues.

       ++ Included in Other (income)/deductions--net.

                                   PFIZER INC
                            SEGMENT/PRODUCT REVENUES
                              SECOND QUARTER 2002
                                  (UNAUDITED)
                             (millions of dollars)


                                                                      QUARTER-TO-DATE
                              ----------------------------------------------------------------------------------------------------
                                       WORLDWIDE                             U.S.                           INTERNATIONAL
                              ----------------------------       -----------------------------       -----------------------------
                                                        %                                   %                                 %
                              2002        2001        Change     2002        2001         Change     2002        2001       Change
                              ----        ----        ------     ----        ----         ------     ----        ----       ------
TOTAL REVENUES               8,033       7,622          5        4,752       4,604          3        3,281       3,018          9
==================================================================================================================================

----------------------------------------------------------------------------------------------------------------------------------
PHARMACEUTICALS              6,700       6,347          6        4,053       3,964          2        2,647       2,383         11
----------------------------------------------------------------------------------------------------------------------------------
     TOTAL HUMAN
      PHARMA-
      CEUTICALS              6,317       5,994          5        3,886       3,811          2        2,431       2,183         11

     HARMONIZATION
      OF ACCOUNTING
      METHODOLOGY**              0         175         --            0         175         --            0           0         --
                             -----------------------------------------------------------------------------------------------------
     TOTAL HUMAN
      PHARMACEUTICALS
      EXCLUDING
      HARMONIZATION
      OF ACCOUNTING
      METHODOLOGY            6,317       5,819          9        3,886       3,636          7        2,431       2,183         11

       -CARDIOVASCULAR
        DISEASES             3,019       2,692         12        1,656       1,519          9        1,363       1,173         16
          LIPITOR            1,783       1,439         24        1,151         977         18          632         462         37
          NORVASC              886         879          1          380         391         (3)         506         488          4
          CARDURA              132         132         --            2           8        (74)         130         124          5
          ACCUPRIL/
           ACCURETIC           140         141         (1)          81          84         (3)          59          57          3

       -INFECTIOUS
        DISEASES               712         788        (10)         379         449        (16)         333         339         (2)
          ZITHROMAX            251         262         (4)         160         173         (7)          91          89          2
          DIFLUCAN             245         248         (1)         124         120          3          121         128         (5)
          VIRACEPT              69          85        (19)          69          85        (19)           0           0         --

       -CENTRAL
        NERVOUS
        SYSTEM
        DISORDERS            1,188       1,073         11          922         857          8          266         216         23
          ZOLOFT               574         514         12          456         410         11          118         104         13
          NEURONTIN            458         432          6          381         374          2           77          58         33
          GEODON                48          22        119           45          21        109            3           1        461
          ARICEPT*              50          36         37            0           0         --           50          36         37

       -DIABETES                61          65         (6)          53          57         (7)           8           8          3
          GLUCOTROL XL          57          59         (4)          51          55         (6)           6           4         30

       -ALLERGY                302         253         19          302         253         19            0           0         --
          ZYRTEC               302         252         20          302         252         20            0           0         --

       -VIAGRA                 385         351         10          213         198          8          172         153         12

       -ALLIANCE
        REVENUE
        (Aricept,
        Bextra and
        Celebrex)              388         306         27          317         242         31           71          64         12

   CAPSUGEL                    109         106          3           45          47         (5)          64          59         10

   ANIMAL HEALTH               274         247         11          122         106         15          152         141          8

----------------------------------------------------------------------------------------------------------------------------------
CONSUMER PRODUCTS            1,333       1,275          5          699         640          9          634         635         --
----------------------------------------------------------------------------------------------------------------------------------
   -CONSUMER
    HEALTH CARE
    PRODUCTS                   646         586         10          462         404         14          184         182          1

   -CONFECTIONERY
    PRODUCTS                   475         481         (1)         152         158         (3)         323         323         --

   -SHAVING
    PRODUCTS                   162         159          2           63          56         12           99         103         (4)

   -TETRA FISH
    PRODUCTS                    50          49         --           22          22         (2)          28          27          2
----------------------------------------------------------------------------------------------------------------------------------


    *  - Represents direct sales under license agreement with Eisai Co., Ltd.

    ** - Represents the harmonization of Pfizer/Warner-Lambert accounting methodology for Medicaid and contract rebate accruals.

    Certain amounts and percentages may reflect rounding adjustments.

    Certain prior year data have been reclassified to conform to the current year presentation.

                                           PFIZER INC
                                    SEGMENT/PRODUCT REVENUES
                                        SIX MONTHS 2002
                                          (UNAUDITED)
                                      (millions of dollars)


                                                                 ****YEAR-TO-DATE****
                             ------------------------------------------------------------------------------------------------------
                                        WORLDWIDE                              U.S.                           INTERNATIONAL
                             --------------------------------      ------------------------------     -----------------------------
                                                         %                                   %                                 %
                              2002         2001        Change      2002        2001        Change       2002        2001     Change
                             ======================================================================================================
TOTAL REVENUES               16,452       15,205         8        10,151       9,332         9        6,301       5,873          7
===================================================================================================================================

-----------------------------------------------------------------------------------------------------------------------------------
PHARMACEUTICALS              13,852       12,715         9         8,766       8,055         9        5,086       4,660          9
-----------------------------------------------------------------------------------------------------------------------------------
   TOTAL HUMAN
    PHARMACEUTICALS          13,131       12,041         9         8,438       7,757         9        4,693       4,284         10

   HARMONIZATION
    OF ACCOUNTING
    METHODOLOGY**                 0          175        --             0         175        --            0           0         --
                             ------------------------------------------------------------------------------------------------------

   TOTAL HUMAN
    PHARMACEUTICALS
    EXCLUDING
    HARMONIZATION
    OF ACCOUNTING
    METHODOLOGY              13,131       11,866        11         8,438       7,582        11        4,693       4,284         10

      -CARDIOVASCULAR
       DISEASES               6,185        5,401        15         3,577       3,116        15        2,608       2,285         14
         LIPITOR              3,636        2,905        25         2,450       2,016        22        1,186         889         33
         NORVASC              1,817        1,739         4           829         781         6          988         958          3
         CARDURA                263          275        (4)           13          28       (55)         250         247          1
         ACCUPRIL/
          ACCURETIC             315          286        10           202         173        17          113         113          1

      -INFECTIOUS
       DISEASES               1,643        1,737        (5)          974       1,052        (7)         669         685         (2)
         ZITHROMAX              659          680        (3)          459         488        (6)         200         192          4
         DIFLUCAN               513          511        --           278         267         4          235         244         (4)
         VIRACEPT               165          184       (10)          165         184       (10)           0           0         --

      -CENTRAL NERVOUS
       SYSTEM DISORDERS       2,645        2,238        18         2,139       1,820        18          506         418         21
         ZOLOFT               1,314        1,122        17         1,086         913        19          228         209          9
         NEURONTIN            1,025          812        26           880         704        25          145         108         36
         GEODON                  86           87        (2)           81          86        (6)           5           1        318
         ARICEPT*                95           69        38             0           0        --           95          69         38

      -DIABETES                 146          151        (3)          131         135        (3)          15          16         (5)
       GLUCOTROL XL             137          139        (1)          127         130        (2)          10           9         12

      -ALLERGY                  523          448        17           523         448        17            0           0         --
         ZYRTEC                 522          446        17           522         446        17            0           0         --

      -VIAGRA                   807          728        11           476         436         9          331         292         13

      -ALLIANCE
       REVENUE
       (Aricept,
       Bextra and
       Celebrex)                688          592        16           555         463        20          133         129          3

   CAPSUGEL                     208          207        --            88          90        (2)         120         117          3

   ANIMAL HEALTH                513          467        10           240         208        16          273         259          5

-----------------------------------------------------------------------------------------------------------------------------------
CONSUMER
 PRODUCTS                     2,600        2,490         4         1,385       1,277         8        1,215       1,213         --
-----------------------------------------------------------------------------------------------------------------------------------

   -CONSUMER
     HEALTH CARE
     PRODUCTS                 1,284        1,154        11           932         816        14          352         338          4

   -CONFECTIONERY
    PRODUCTS                    916          935        (2)          290         310        (6)         626         625         --

   -SHAVING
    PRODUCTS                    306          311        (2)          119         111         7          187         200         (7)

   -TETRA FISH
    PRODUCTS                     94           90         5            44          40        11           50          50         --
-----------------------------------------------------------------------------------------------------------------------------------


    *  - Represents direct sales under license agreement with Eisai Co., Ltd.

    ** - Represents the harmonization of Pfizer/Warner-Lambert accounting methodology for Medicaid and contract rebate accruals.

    Certain amounts and percentages may reflect rounding adjustments. Certain prior year data have been reclassified to conform to the current year presentation.

                                   PFIZER INC.
                            SUPPLEMENTAL INFORMATION


SHARES OUTSTANDING AND REPORTED EPS INFORMATION:                             1H02         1H01
------------------------------------------------                             ----         ----
Shares Outstanding (millions) - Basic EPS                                   6,195.3      6,248.6
Basic EPS                                                                    $.63         $.60
Basic EPS From Continuing Operations Excluding the Cumulative Effect
    of a Change in Accounting Principle, Certain Significant Items,
    and Merger-Related Costs                                                 $.73         $.64

Shares Outstanding (millions) - Diluted EPS                                 6,291.2      6,378.4
Diluted EPS                                                                  $.62         $.59
Diluted EPS From Continuing Operations Excluding the Cumulative Effect
  of a Change in Accounting Principle, Certain Significant Items,
  and Merger-Related Costs                                                   $.72         $.63

QUESTIONS:

Q1) WHAT IS PFIZER'S FINANCIAL OUTLOOK FOR THE REMAINDER OF THE YEAR?

A1) We have refined our full-year 2002 EPS target range and now expect diluted EPS from continuing operations, excluding the cumulative effect of a change in accounting principle, certain significant items, and merger-related costs of $1.58 (21%). Moreover, we anticipate double-digit full-year 2002 revenue growth at current exchange rates, margin improvements, and continuing investments in product support and in R&D (which is now expected to be about $5.2 billion for the year).

    Year-over-year operating expense comparisons will remain a challenge in the third quarter, resulting in anticipated third-quarter EPS growth, excluding certain significant items and merger-related costs, in the low double digits.

    Fourth-quarter EPS growth is expected to be exceptionally strong, reflecting both a favorable foreign-exchange impact, at current exchange rates, and favorable comparisons with the abnormally high expense levels during the fourth quarter of 2001, which were $800 million to $1.2 billion higher than any other quarter in 2001. Operating expenses in 2002, both actual and projected, follow a more normal pattern. The following are actual and projected operating expenses for the two years.

                              SI&A and R&D Expenses
                              ---------------------

    ($ billions)
                     1Q            2Q           3Q                 4Q
                     --            --           --                 --
    2001            $3.5          $3.9         $3.8               $4.7

    2002            $4.0          $4.2         $4.4 (est.)        $4.6  (est.)
                    +14%          +10%         +15% (est.)         -2%  (est.)


Q2) HOW DID CHANGES TO ACCOUNTING REGULATIONS IMPACT PFIZER'S 2002 RESULTS?

A2) On January 1, 2002, we adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. Under the provisions of SFAS No. 142, intangible assets with indefinite lives and goodwill are no longer amortized but are subject to annual impairment tests. Separable intangible assets with finite lives continue to be amortized over their useful lives. In the second quarter of 2002, we determined and recorded, retroactive to the beginning of 2002 in accordance with accounting principles generally accepted in the United States of America, a non-cash charge of $536 million ($393 million after-tax) for the impairment provisions as they relate to goodwill in the Animal Health business. In the first quarter of 2002, we had recorded a non-cash charge of $29 million ($17 million after tax), for the impairment provisions as they relate to identifiable intangible assets. The aggregate amount of these charges, $565 million ($410 million after tax), is reported as the one-time cumulative effect of a change in accounting principle for the first half of 2002.

Q3) WHAT WAS THE IMPACT ON PFIZER'S REVENUES FROM VOLUME, PRICE CHANGES, THE EFFECTS OF FOREIGN EXCHANGE, AND THE 2001 ACCOUNTING HARMONIZATION?

A3)

                                                            2Q02         1H02
                                                            ----         ----
Volume                                                      8.7%        10.4%
Price                                                       0.5%         0.8%
                                                           -----        -----
Revenue Growth Excluding Accounting Harmonization
         and Foreign Exchange                               9.2%        11.2%
Foreign Exchange                                           (1.5%)       (1.8%)
                                                           -----        -----
Revenue Growth Excluding Accounting Harmonization           7.7%         9.4%
Accounting Harmonization                                   (2.3%)       (1.2%)
                                                           -----        -----
Total Reported Revenue Growth                               5.4%         8.2%
                                                           -----        -----


Q4) HAS PFIZER ANNOUNCED ANY PRICE INCREASES FOR ITS U.S. PHARMACEUTICAL PRODUCT LINES?

A4) Effective July 1, 2002, Pfizer increased the published prices of Glucotrol XL (6.3%), Geodon (5.5%), Neurontin capsules (3.0%), Tikosyn (3.0%), Accupril/ Accuretic (2.0%), Cardura (2.0%), Diflucan (2.0%), Femhrt (2.0%), Lipitor 20 mg (2.0%), and Zithromax (2.0%).

Q5) WHAT SIGNIFICANT ADVANCES WERE ACHIEVED BY PFIZER'S PRODUCT PORTFOLIO SINCE THE FIRST QUARTER?

A5) Pfizer had several events that will enhance sales of existing products and strengthen the future product portfolio:

    o Approval by the FDA of new recommended starting doses for Lipitor of 20 mg and, for patients that require a reduction in LDL cholesterol of more than 45%, 40 mg
    o    Approval of the intramuscular form of Geodon in the U.S.
    o    Launch of Geodon in European markets, including Germany
    o Approval of Vfend in the U.S., in addition to its European approval in March
    o    Approval of Neurontin for post-herpetic neuralgia in the U.S.
    o    Approval of Spiriva in Europe and launch in six countries, including
         Germany
    o Approval of Zithromax for three-day dosing of chronic obstructive pulmonary disease in the U.S.
    o    Approval of Zoloft for premenstrual dysphoric disorder in the U.S.
    o Approval of Relpax for migraine in Japan (the product was launched in July 2002)
    o Agreement with Serono to co-promote the multiple sclerosis drug Rebif (interferon beta 1-a) in the U.S.

Q6) WHAT IS THE STATUS OF PFIZER'S PRODUCTS RECENTLY APPROVED OR UNDERGOING REGULATORY REVIEW?

A6) Pfizer now has five new chemical entities that were recently approved or are undergoing regulatory review in the U.S. and/or the European Union:

    o Vfend, a new antifungal, was approved in both oral and intravenous forms in the U.S. by the FDA in May 2002. Vfend completed the Mutual Recognition Procedure in the E.U. in March 2002. Launch of Vfend in the U.S. is expected in August and in Europe beginning in September.

    o Geodon, a new antipsychotic, was launched in the U.S. in the first quarter of 2001 and is currently achieving a 4.4% share of weekly new prescriptions. Geodon has been approved in several major European countries and was launched in Germany in April 2002, with further launches to occur throughout 2002. Geodon intramuscular (IM) form was approved in June 2002 by the FDA, making it the first atypical antipsychotic approved in the U.S. for intramuscular use. The approval of Geodon IM provides the opportunity for continuity of care, allowing patients to begin treatment on the intramuscular form and to progress to the oral formulation.

    o Bextra (discovered and developed by Pharmacia Corporation), a new selective COX-2 inhibitor for osteoarthritis, rheumatoid arthritis, and primary dysmenorrhea, was launched in April in the U.S. by over 6,000 Pfizer and Pharmacia sales representatives. Bextra achieved a 5.6% share of U.S. new prescriptions of NSAIDs in May. To date, the Bextra launch has had little impact on the market share of Celebrex. Bextra was filed in Europe in the third quarter of 2001.

    o Spiriva, a muscarinic M3 antagonist for chronic obstructive pulmonary disease discovered and developed by Boehringer Ingelheim and co-promoted by Boehringer Ingelheim and Pfizer, completed mutual recognition in the E.U. in April 2002. Spiriva was launched in Germany and five other countries in June, with additional European launches expected in the third quarter. Spiriva was filed in the U.S. in December 2001.

    o Relpax, a triptan for migraine, completed mutual recognition in the E.U. in July 2001 and has been launched in the U.K., Italy, and other markets. Pfizer received marketing approval for Relpax in Japan and launched the product in July 2002. In the U.S., Pfizer recently completed a cardiovascular physiology study requested by the FDA in their approvable letter of December 2000. We are currently analyzing the data and expect to file it shortly with the FDA. We anticipate FDA approval by yearend 2002 and U.S. launch soon thereafter.

    All five products are expected to be launched in new markets during 2002.

Q7) WHAT REGULATORY FILINGS DOES PFIZER ANTICIPATE DURING 2002?

A7) Pfizer anticipates completing regulatory filings in 2002 for use of pregabalin in neuropathic pain, epilepsy, and generalized anxiety disorder and for use of darifenacin in treating overactive bladder.


Q8) HOW DID FOREIGN EXCHANGE FLUCTUATIONS AFFECT PFIZER'S RESULTS?

A8) Changes in foreign exchange rates had a negative effect on revenues in the second quarter of $115 million, or 1.5%, and a negative effect on revenues in the first half of $277 million, or 1.8%, due to the strengthening of the dollar relative to most foreign currencies, including the Japanese yen and Euro. Because of recent weakening of the dollar, the foreign-exchange impact on revenues in the second half of the year, at current exchange rates, is expected to be favorable.


Q9) HOW HAVE SALES OF LIPITOR PROGRESSED?

A9) Worldwide sales of Lipitor increased to $1.783 billion in the second quarter, growth of 24% (up 25% excluding the impact of foreign exchange) compared to the same period in 2001. Lipitor is the most widely prescribed statin for lowering cholesterol and the most widely prescribed pharmaceutical product of any kind in the world. Lipitor has gained wide physician and patient acceptance based on its ability to bring the vast majority of patients to target cholesterol goals across the full dosing range. The safety profile and efficacy of Lipitor have been demonstrated in more than 400 ongoing and completed clinical trials involving over 80,000 patients and in more than 36 million patient years of therapy.

     In April 2002, the FDA approved new recommended starting doses for Lipitor. In addition to the previously recommended starting dose of 10 mg, the FDA has now approved a 20 mg dose and, for patients that require a reduction in LDL cholesterol of more than 45%, a 40 mg recommended starting dose. As in the past, therapy for patients requiring further reductions can be adjusted up to the 80 mg dose. The new recommended dosing will allow physicians greater flexibility in treating the estimated 54 million Americans eligible for cholesterol-lowering drug therapy in the U.S. based on each patient's individual risk, with fewer dose adjustments. In addition, the revised Lipitor labeling further supports the implementation of national cholesterol guidelines that call for early and intensive treatment in cholesterol management.

     We will reinforce Lipitor's already vast clinical database by studying this best-in-class therapy in a large program of additional clinical trials. Beyond Lipitor's current leadership, there is a significant opportunity for further growth, primarily through expansion of the statin market. It is estimated that 54 million Americans are in need of medical therapy for high cholesterol, but less than one-third of these people are actually receiving treatment.

Q10) WHAT WAS THE REASON FOR THE CONTINUED SALES GROWTH OF NORVASC?

A10) Norvasc, the most-prescribed cardiovascular agent worldwide with nearly 26 billion patient days of therapy, showed global revenue growth of 1% in the second quarter of 2002 to $886 million (up 3% excluding the impact of foreign exchange), compared to the same period in 2001. Its success has been driven by its outstanding efficacy, once-daily dosing, consistent 24-hour control of hypertension and angina, and excellent safety and tolerability.

     Norvasc is one of the treatment arms in ALLHAT, an NIH-sponsored landmark hypertension trial that compares the benefits of older versus newer antihypertensive agents on coronary heart disease, death, and myocardial infarction in 42,000 patients. ALLHAT was recently completed, and results are expected at the end of 2002.

     This year, we expect to complete several clinical trials for Lipitor/Norvasc dual therapy in patients with both high cholesterol and high blood pressure. We expect Lipitor/Norvasc dual therapy to be available to patients by 2004.


Q11) HOW IS CELEBREX PERFORMING?

A11) Celebrex is the #1 branded NSAID and the #1 COX-2-specific inhibitor in the world. Pfizer and Pharmacia Corporation, the company that discovered and developed Celebrex, co-promote this product in more than 60 countries. In the countries where Pfizer and Pharmacia co-promote Celebrex, Pharmacia records sales and Pfizer records a portion of revenue as alliance revenue. In certain other countries, Pfizer directly records sales of the product. The product provides relief of a variety of painful conditions, including the pain and inflammation of osteoarthritis (OA), adult rheumatoid arthritis (RA), acute pain, and primary dysmenorrhea in adults. In addition, Celebrex is approved to reduce the number of adenomatous colorectal polyps in familial adenomatous polyposis (FAP) - a rare and devastating genetic disease that may result in colorectal cancer - as an adjunct to usual care. Celebrex provides strong efficacy, excellent tolerability, and a proven safety profile. With the recent approval for acute pain and primary dysmenorrhea in the U.S., Celebrex is now the COX-2-specific inhibitor approved to treat the broadest range of conditions.

     The Celebrex launch remains the most successful of any drug in the history of the pharmaceutical industry. Celebrex is currently receiving more than
     2.2 million total prescriptions a month in the U.S., which makes it the #1 prescribed arthritis brand in that market. Year-to-date through May 2002, about 11.2 million U.S. total prescriptions had been written for Celebrex, about 14% more than for Vioxx, another COX-2-specific inhibitor. Since launch, more than 35 million patients have been prescribed Celebrex globally. Outside the U.S., Celebrex continues to outpace the overall anti-arthritic market. It is the #1 selective COX-2 inhibitor in Europe on a unit basis.

     In June, after a comprehensive review of the Celecoxib Long-term Arthritis Safety Study (CLASS) data, the FDA approved revised labeling for Celebrex. The new prescribing information includes additional gastrointestinal (GI) safety data showing the estimated cumulative incidence of upper GI ulcer complications and symptomatic ulcers for Celebrex patients at 0.78% versus an annual NSAID category rate of 2-4%. Additionally, the revised label also includes data indicating that there was no increased risk for serious cardiovascular (CV) adverse events observed compared to the non-specific NSAID comparators (diclofenac and ibuprofen). These CV events included heart attack, stroke, and unstable angina.

Q12) HOW DID ZOLOFT PERFORM?

A12) Worldwide sales of Zoloft, a selective serotonin re-uptake inhibitor (SSRI) for the treatment of depression, increased 12% (also up 12% excluding the impact of foreign exchange) to $574 million in the second quarter, compared to the same period in 2001. Zoloft is the most prescribed SSRI in the U.S. The product has sustained strong growth notwithstanding the launch of generic fluoxetine, and

     Zoloft's growth is expected to continue. Zoloft is currently outpacing market growth in the U.S. and other key markets.

     Zoloft has proven efficacy, safety, and tolerability across a broad range of depression and anxiety disorders. This is important from a clinical perspective, as there is significant co-morbidity between depression and anxiety disorders: 50% of patients with depression also have an anxiety disorder during a 12-month period. A new meta-analysis of data pooled from five double-blind, 12-week studies of patients with severe major depression showed that significantly more patients treated with Zoloft responded to therapy than did patients treated with fluoxetine. Depression affects approximately 20 million Americans and can be mild, moderate, or severe.

     In May, the FDA approved Zoloft for treatment of premenstrual dysphoric disorder (PMDD). PMDD is distinguished from premenstrual syndrome (PMS) by the severity of symptoms, the degree of impact on a woman's daily activities, and the presence of a distinct mood change. In the U.S., approximately 5% of women experience PMDD. Pfizer will maintain the brand name Zoloft in the marketing of this new indication.

     Anxiety disorders for which Zoloft is approved include panic disorder, obsessive-compulsive disorder (OCD) in adults and children, and post-traumatic stress disorder (PTSD) in adults. Zoloft is the only SSRI indicated for both the acute and long-term treatment of OCD in children and adolescents. With the approval for the treatment of PMDD, Zoloft is the antidepressant in the U.S. market with the most approved indications across mood and anxiety disorders.

     Filings were submitted to the FDA for pediatric depression in December 2001 (which qualified Zoloft for a six-month patent extension) and for social anxiety in January 2002. Social anxiety is a chronic anxiety disorder affecting approximately 10 million Americans.

Q13) HOW DID NEURONTIN PERFORM?

A13) Sales of Neurontin increased 6% (also up 6% excluding the impact of foreign exchange) to $458 million in the second quarter, compared to the same period in 2001. Restraints to production capacity in 2001 impacted sales growth in the first and second quarter of 2002. More than 8 million patients have been prescribed Neurontin in the U.S. since its approval. Neurontin is the number one acute epilepsy drug in the U.S. and worldwide.

     Neurontin has also been approved in more than 50 markets for treatment of a range of neuropathic pain conditions. Neurontin was approved by the FDA in May for the management of post-herpetic neuralgia (PHN). PHN is most commonly described as pain in the area affected by herpes zoster, persisting at least three months after healing of the herpes zoster skin rash. Herpes zoster is a painful viral infection also known as shingles. In the United States alone, more than one million new cases of herpes zoster are diagnosed each year. Approximately 10-15% of all patients with herpes zoster develop PHN, which, once established, can persist for many years. Neurontin is the first oral medication approved in the U.S. for this condition.

Q14) HOW DID ZITHROMAX PERFORM?

A14) Zithromax sales decreased 4% (down 3% excluding the impact of foreign exchange) to $251 million in the second quarter, compared to the same period in 2001, in part due to a mild flu season. Zithromax is the most-prescribed brand-name oral antibiotic in the U.S. and the second-largest-selling antibiotic worldwide. The product is recognized by physicians for its broad efficacy, compliance advantages, favorable side-effect profile, and a good-tasting liquid formulation for children.

     In May 2002, the FDA approved Zithromax as the first and only three-day regimen for the treatment of acute bacterial exacerbations of chronic obstructive pulmonary disease (COPD), with Zithromax given at a dose of 500 mg once daily. COPD is the fifth leading cause of death worldwide and the fourth leading cause of death in the U.S. and is responsible for 500,000 hospitalizations in the U.S. per year.

     In the first quarter of 2002, Pfizer launched the Zithromax oral suspension as both a single-dose regimen and a three-day regimen for the treatment of acute otitis media in pediatric patients. Acute otitis media is the most common infection in young children, accounting for at least 30 million sick child visits to doctors each year. The approval was based on a recent study, where a single dose of Zithromax oral suspension was as effective in curing children's otitis media infections as 10 days of twice-a-day Augmentin.

Q15) WHAT FACTORS ACCOUNT FOR VIAGRA'S PERFORMANCE?

A15) Viagra is the world's most recognized pharmaceutical brand. Worldwide sales of Viagra grew 10% (up 11% excluding the impact of foreign exchange) to $385 million in the second quarter, compared to the same period in 2001. The product is among the most widely prescribed medications, with over 120 million prescriptions having been written since launch by nearly 600,000 physicians for more than 20 million men worldwide, including 12 million men in the U.S. New prescription volume in the U.S. increased 10% compared to the same period last year. About half of American men aged 40 to 70 are affected with ED to some degree. In the U.K. and Japan, the two largest international markets for Viagra, the product achieved revenue growth, excluding the impact of foreign exchange, of 18% and 16%, respectively, in the second quarter of 2002 compared to 2001.

     Viagra allows many men with erectile dysfunction (ED) to achieve erections, leading to an improvement in their sexual health. A growing body of medical evidence from over 100 completed or ongoing clinical studies continues to demonstrate the excellent efficacy and safety profile of Viagra:

     o An extensive long-term study of approximately 1,000 men with ED taking Viagra for 4-5 years found that 96% of them remain satisfied with the treatment. The data also found Viagra to be well tolerated, with a low discontinuation rate (1-2%).

     o A placebo-controlled study of men taking two or more antihypertensive medications showed that Viagra improved erections in 70% of men with severe vascular disease, and the side effects were no different from those seen in healthy men with ED.

     o Studies demonstrate that the efficacy and safety of Viagra were similar in black and Hispanic American men as in white patients. More than 79% and 89% of black and Hispanic American men, respectively, reported improved erections, and 81% and 90%, respectively, reported improved ability for sexual intercourse.

     o Viagra has been found to be effective at treating erectile dysfunction associated with the use of psychotropic medications (antidepressants and antipsychotics) and when treating men with erectile dysfunction secondary to radiation therapy for prostate cancer.

     o Analysis of efficacy and treatment satisfaction data collected from partners of patients in clinical trials has shown that partner responses parallel those of the patients and are highly statistically significant compared to placebo.

     o A placebo-controlled study of men with ED and chronic stable angina who exercised up to a level of exertion double that experienced by most people during sexual activity demonstrated that Viagra patients exercised longer and experienced no serious adverse events, further reinforcing the product's excellent cardiovascular safety.

     o Numerous anecdotal reports and small studies have suggested that Viagra is effective and safe when used in the treatment of pulmonary arterial hypertension in both children and in adults, a condition that is generally fatal. A clinical development program is underway to further investigate this as a potential future use of Viagra.

Q16) HOW DID DIFLUCAN PERFORM?

A16) Sales of Diflucan decreased 1% (up 1% excluding the impact of foreign exchange) to $245 million in the second quarter, compared to the same period in 2001. This sales volume, after 14 years on the market, reflects the unique features and benefits of Diflucan and the medical need that it continues to fulfill. It treats systemic fungal infections, often present in critically ill hospitalized patients, as well as fungal infections of the mouth (thrush), throat, and esophagus. Diflucan is also effective as a single-dose oral treatment for vaginal candidiasis.

     In June 2001, Pfizer announced that it would offer Diflucan at no charge to HIV/AIDS patients in the 50 least-developed countries, as identified by the United Nations, where HIV/AIDS is most prevalent. The Diflucan Partnership was developed in cooperation with the United Nations and the World Health Organization and expands upon the existing South African Diflucan Partnership Program, a collaboration between Pfizer and the South African Ministry of Health. Patient numbers and clinical sites continue to increase, with more than 2 million doses dispensed and more than 27,000 prescriptions processed. The program has now been launched in Uganda, Swaziland, Botswana, Namibia, and Lesotho. An additional seven countries will be receiving Diflucan by the end of 2002: the Democratic Republic of Congo, Malawi, Mozambique, Tanzania, Rwanda, Zambia, and Zimbabwe.

     In the 50 least developed countries with an HIV prevalence of greater than one percent, roughly 12 million people are reported to be infected with HIV/AIDS. Although Diflucan is not a treatment for HIV/AIDS, it has proven highly effective in treating two opportunistic infections, cryptococcal meningitis and esophageal candidiasis, that afflict large numbers of people with AIDS. Cryptococcal meningitis is a life-threatening brain infection caused by the yeast Cryptococcus neoformans. Of those suffering from untreated meningitis, the mortality rate is more than 90%.

Q17) WHAT FACTORS DROVE ZYRTEC'S GROWTH?

A17) Sales of Zyrtec, a leading prescription antihistamine in the U.S., grew 20% to $302 million in the second quarter, compared to the same period in 2001. Among established prescription antihistamines, Zyrtec continues to be the fastest-growing in new prescriptions in the U.S. year-to-date, achieving growth at more than five times the market rate. This growth can be attributed to strong performances by Zyrtec syrup, which continues to be the most-prescribed antihistamine syrup in the U.S., and Zyrtec-D 12 Hour, launched in the third quarter of 2001. Zyrtec-D 12 Hour is still the only prescription oral antihistamine/decongestant combination medicine approved to treat both year-round indoor and outdoor allergies as well as nasal congestion. With 30% of all allergy sufferers also experiencing nasal congestion, and with decongestant combinations accounting for about one fifth of total U.S. antihistamine prescriptions, a significant opportunity exists for Zyrtec-D.

     Zyrtec provides strong, rapid, and long-lasting relief for seasonal and perennial allergies and hives (chronic idiopathic urticaria) with once-daily dosing. In two two-day clinical studies conducted in an artificially controlled pollen environment, Zyrtec began working in about one hour, compared to about three hours for Claritin. In the same studies, Zyrtec provided twice the symptom relief as Claritin.

     Most people with allergies have both indoor and outdoor allergies, but indoor allergies are tougher to treat. Unlike some other prescription allergy medications, Zyrtec has a proven history of treating both year-round indoor and seasonal outdoor allergies. It is also indicated for use in children as young as two years old, and can be safely used to treat allergies in children six years or older with mild-to-moderate asthma. In December 2001, Pfizer submitted a supplemental filing to the FDA with additional safety and efficacy data for use of Zyrtec in children age six months to two years. Based on this filing, Pfizer received a six-month patent extension for Zyrtec.

Q18) WHAT ARE SOME OF THE KEY BENEFITS OF ARICEPT?

A18) Aricept continues to be the world's leading medicine for the symptomatic treatment of Alzheimer's disease (AD). In the U.S., U.K., France, Germany, and Japan, Aricept is co-promoted by Pfizer and Eisai Co., Ltd., the company that discovered and developed the compound, with Eisai recording sales and Pfizer recording a portion of profit as alliance revenue. In certain countries, Pfizer directly records sales of the product.

     About 10% of people over 65 suffer from AD, including 4 million Americans. U.S. society spends as much as $100 billion a year for AD. By 2050, it is estimated that nearly 14 million Americans will suffer from this disease. Aricept has been taken for more than 710 million patient days by more than
     1.7 million patients in the U.S. with mild-to-moderate AD to enhance or maintain cognition and function by preserving levels of the neurotransmitter acetylcholine in the brain. In controlled clinical trials of up to six months, more than 80% of patients taking Aricept experienced improved cognition or no further decline compared to 58% of patients on placebo. In one study, 48 weeks of treatment with Aricept produced a delay of more than two years to placement in a nursing home compared with less than eight weeks of therapy with Aricept. A 3,500-patient study presented at a meeting of the American Geriatrics Society found that annual healthcare costs of patients with AD treated with Aricept for more than nine months averaged about $4,200 less than patients not receiving treatment. Aricept is well tolerated, with a low incidence of side effects, offers convenient, once-daily dosing, and can be taken with or without food.

     Pfizer and Eisai are progressing in development of a new indication of Aricept for vascular dementia. In a placebo-controlled study presented at a recent meeting of the American Association for Geriatric Psychiatry, treatment with Aricept significantly improved the cognitive and global function of patients with vascular dementia. A second, placebo-controlled study presented at a meeting of the American Academy of Neurology also showed that treatment with Aricept significantly improved the cognitive and global function of patients with vascular dementia. This condition, characterized by cognitive decline caused by a single, localized stroke or series of strokes, is second only to AD as a cause of dementia. Up to one third of all diagnosed dementia cases are vascular dementia.

Q19) HOW IS GEODON PERFORMING?

A19) Geodon has been launched in Sweden, Germany, the United States, and 21 other markets. Sales for the second quarter of 2002 totaled $48 million, up 119%, compared to the same period in 2001 due to the relatively low sales in the second quarter of 2001 following the initial stocking of the trade in the U.S. in the first quarter of 2001. Geodon has been prescribed for over 250,000 patients worldwide. In the U.S., it is available on the formularies of all state Medicaid programs, the Veterans Administration, and more than 1,200 hospitals. In Europe, where the product is sold under the trade name Zeldox, launches of both the oral and intramuscular form will occur throughout 2002 and 2003.

     Discovered and developed by Pfizer, Geodon is a serotonin and dopamine antagonist that is effective in treating the wide range of positive, negative, and depressive symptoms associated with schizophrenia. Positive symptoms include visual and auditory hallucinations and delusions. The harder-to-treat negative symptoms include blunted affect, social withdrawal, and lack of motivation. Schizophrenia is a chronic illness that requires lifelong treatment, affects approximately 1% of the world's population, and is estimated to cost more than $104 billion in hospital costs, medications, health-care services, and lost productivity annually.

     In June 2002, the intramuscular (IM) formulation of Geodon was approved in the U.S., where it is the first atypical antipsychotic medicine approved for IM use. Acute agitation in patients with psychosis is one of the most common psychiatric emergencies and is characterized by uncooperative or even violent behavior. IM medicines are important in this setting because of their rapid onset of action. Geodon IM works quickly and without the excessive sedation and movement disorders that are distressing to patients and are common to other widely prescribed treatment options. Geodon IM allows continuity of care, as physicians rapidly control patients with acute symptoms of psychotic behavior with the IM formulation and then maintain the patient with Geodon Oral. Pfizer is also studying Geodon in mania and is developing an oral suspension dosage form.

     An eight-week multicenter study of 296 patients with acute schizophrenia or schizoaffective disorder showed that Geodon was as effective against both positive and negative symptoms as Risperdal, without the weight gain and prolactin elevation seen with Risperdal and with a lower incidence of extrapyramidal side effects. A six-week multicenter study of 299 patients with acute schizophrenia or schizoaffective disorder showed that Geodon was as effective against both positive and negative symptoms as Zyprexa, without the adverse changes in insulin levels, blood lipid levels, and body weight seen with Zyprexa. Significant weight gain, associated with many currently available antipsychotic medicines, is distressing and stigmatizing to patients and often results in non-compliance. Patients who gain weight may also be at greater risk for cardiovascular complications such as increased lipid levels and poor glycemic control.

     Geodon is associated with a small prolongation of the QTc interval of the electrocardiogram, an effect seen with certain other marketed medicines and some antipsychotics. To date, the post-approval clinical experience with Geodon has been consistent with the clinical trials program. Our post-marketing safety reports show no increased risk associated with QTc prolongation, including no cases of torsade de pointes arrhythmia, no increase in the overall mortality rate, and no signals of increased cardiovascular risk.


Q20) HOW IS THE BEXTRA LAUNCH GOING?

A20) Bextra was launched in the U.S. in April 2002 for the relief of pain and inflammation of osteoarthritis (OA), adult rheumatoid arthritis (RA), and primary dysmenorrhea. Bextra is off to a very good start and has already achieved a 5.6% share of new prescriptions of the NSAID market as of May. Celebrex and Bextra together achieved new prescription share of 23.6%. Pfizer and Pharmacia Corporation, the company that discovered and developed Bextra, co-promote this product in most major world markets. In the countries where Pfizer and Pharmacia co-promote Bextra, Pharmacia records sales and Pfizer records a portion of revenue as alliance revenue. In certain other countries, Pfizer directly records sales of the product. Bextra offers once-daily dosing for OA and RA patients. The product has a significantly lower incidence of endoscopically detected gastroduodenal ulcers versus traditional NSAIDs (naproxen, ibuprofen, and diclofenac) and significantly less dyspepsia versus naproxen. In controlled comparative arthritis trials of up to 26 weeks, Bextra in daily doses of 10 mg or 20 mg demonstrated an incidence of edema and hypertension similar to comparator NSAIDs.

     Results of two investigational studies published in the May 2002 Journal of the American Dental Association showed that Bextra dosed at 20 mg and 40 mg provided relief for the treatment of pain associated with dental surgery. The results showed comparable pain relief to Tylox (oxycodone 10 mg/ acetaminophen 1,000 mg), a schedule 2 narcotic.


Q21) WHAT IS THE REGULATORY STATUS OF RELPAX?

A21) Relpax, an oral 5-HT 1b/1d agonist for the acute treatment of migraine, has been launched in 24 countries worldwide, including most of Europe and, earlier in July, Japan. Launches will continue throughout 2002. Relpax has been approved in the E.U. in dosage levels of 20 mg, 40 mg, and 80 mg. In the U.S., Pfizer completed a cardiovascular physiology study requested by the FDA in their approvable letter of December 2000. With resubmission of this data to the FDA, Pfizer anticipates approval by yearend 2002, with a U.S. launch to follow.

     The efficacy, safety, and tolerability of Relpax were established in ten randomized, double-blind, placebo-controlled studies involving more than 13,000 migraine sufferers and over 70,000 migraine attacks as part of a global clinical program. Headache response, defined as a reduction in headache severity from moderate or severe pain to mild or no pain, was assessed up to two hours after dosing. Data from these trials demonstrate that up to 77% of patients treated with an 80 mg dose and 65% of patients treated with a 40 mg dose experienced headache relief at two hours. The medical journal Neurology recently accepted for publication a second Relpax Phase III clinical trial, again demonstrating the excellent efficacy of Relpax 40 mg and 80 mg over Imitrex 50 mg and 100 mg.

     Migraine is a common and debilitating medical disorder, experienced by more than 28 million people in the U.S. alone (18% of women and 6% of men). More than 10% of adults in Europe suffer from migraine. Despite the often chronic and disabling nature of migraines - symptoms of which include severe headache pain, nausea, and sensitivity to light or sound - the vast majority of sufferers have never been diagnosed or treated with prescription medication.


Q22) WHAT IS THE REGULATORY STATUS OF PFIZER'S NEW ANTIFUNGAL VFEND?

A22) Vfend, a new antifungal, was approved in both oral and intravenous forms in the U.S. by the FDA in May and in the E.U. in March. Launch of Vfend is anticipated in August in the U.S. and beginning in September in Europe.

     In the U.S., Vfend is indicated for primary treatment of acute invasive aspergillosis and salvage therapy for rare but serious fungal infections caused by the pathogens

     Scedosporium apiospermum and Fusarium spp. In Europe, Vfend is also approved for the treatment of fluconazole-resistant serious invasive Candida infections (including C. krusei). In the largest prospective comparative clinical trial ever conducted in invasive aspergillosis, a deadly fungal infection occurring in immune-compromised patients, 53% of patients who received Vfend had a successful response at 12 weeks of treatment, compared to 32% of those who received amphotericin B. The survival rate of the Vfend-treated patients was 71% versus 58% of those in the amphotericin B arm. The number of hospitalized patients at risk for serious fungal infections is growing as more patients undergo bone marrow/stem cell and solid organ transplants as well as aggressive chemotherapy for cancer. Fungal infections in these immune-compromised patients are associated with high morbidity and mortality and require prompt and effective treatment.

     Vfend can be administered both orally and intravenously, unlike most currently available treatments, which are available in intravenous form only. This allows for flexibility in patient care with Vfend, permitting step-down therapy from intravenous to oral administration and potentially allowing the patient to be discharged from the hospital sooner.

Q23) WHAT IS THE STATUS OF SPIRIVA?

A23) Spiriva was approved by regulatory authorities in Europe in April 2002. The product was launched in six countries, including Germany, in June. Spiriva, discovered and developed by Boehringer Ingelheim, is the first once-a-day inhaled bronchodilator treatment for chronic obstructive pulmonary disease
     (COPD) and a significant advance over other treatment options. It will be co-promoted worldwide by Pfizer and Boehringer Ingelheim. COPD is a chronic respiratory disorder that includes chronic bronchitis and emphysema and is characterized by limited airflow accompanied by symptoms such as dyspnea (shortness of breath), cough, wheezing, and increased sputum production. According to the World Health Organization, about 600 million people suffer from COPD, though many are undiagnosed. The disease claims three million lives annually. It is estimated that one in five smokers will develop COPD, which is the fifth-leading cause of death worldwide and the fourth-leading cause of death in the U.S.

     Data from clinical trials involving more than 3,000 patients worldwide have demonstrated that Spiriva is highly effective, providing sustained bronchodilation with significant symptomatic improvement in dyspnea. Data from these studies also indicate that Spiriva reduced exacerbations of COPD, resulting in fewer hospitalizations and improved patient health-related quality of life. Spiriva also was shown to be well tolerated, with dry mouth as the main side effect.

     In September 2001, Boehringer Ingelheim and Pfizer presented new data on Spiriva at a meeting of the European Respiratory Society. Spiriva was shown to be effective in treating patients with COPD and to be superior to the long-acting beta agonist salmeterol in several key measurements. In a six-month study involving 623 COPD patients, Spiriva was shown to be significantly superior to salmeterol in lung function. There was no evidence of a loss of effectiveness of Spiriva during the study. Patients receiving Spiriva reported a statistically significant improvement in dyspnea, the most disabling respiratory symptom for patients with COPD, versus placebo, whereas patients receiving salmeterol did not. Spiriva patients also reported statistically significant improvement in health-related quality of life. Data from other clinical trials presented at scientific meetings also show Spiriva to be superior to ipratropium bromide in several key measurements.

     In April 2002, Boehringer Ingelheim and Pfizer presented new data on Spiriva at the annual meeting of the American Thoracic Society. Patients who used Spiriva were able to exercise over 20% longer than patients who used placebo. In addition, patients who used Spiriva experienced less shortness of breath both while exercising and during activities of daily living.

Q24) WHAT IS THE STATUS OF PFIZER'S CO-PROMOTION OF REBIF WITH SERONO?

A24) Last week, Pfizer and Serono announced an agreement to co-promote Serono's multiple sclerosis (MS) treatment Rebif (interferon beta 1-a) in the U.S. Rebif has been shown to decrease the frequency of clinical exacerbations and delay the accumulation of physical disability associated with relapsing forms of MS. Rebif is recommended for use at a dosage of 44 mcg three times per week injected subcutaneously. Under the terms of the agreement, Pfizer will pay Serono an up-front fee of $200 million, which will be capitalized and amortized over the life of the product. Pfizer will share all commercialization and development costs in the U.S. and will receive a payment based on Rebif sales in the U.S. Serono will record all sales and continue to distribute the product in the U.S. The product will be sold under the Rebif brand name. Serono will be the sole marketer for Rebif in the rest of the world. MS is a chronic inflammatory condition of the nervous system and is the most common non-traumatic neurological disease in young adults. MS affects approximately 350,000 Americans. While symptoms can vary, the most common symptoms of MS include blurred vision, numbness or tingling in the limbs, and problems with strength and coordination. The relapsing forms of the disease are the most common forms of MS.

Q25) WHAT IS THE STATUS OF THE PFIZER FOR LIVING SHARE CARD PROGRAM?

A25) On January 15, we launched an innovative prescription benefit program called the Pfizer for Living Share Card. The program is designed to help a targeted group of patients access tools to manage their health. The program includes three elements: a membership card that enables patients to receive up to a 30-day supply of a Pfizer medicine for $15, a help line to assist low-income senior citizens in learning about other health-care services and benefits, and easy-to-read health information on 16 common medical conditions.

     The Pfizer Share Card is available to Medicare enrollees with annual gross incomes of less than $18,000 ($24,000 for couples) who lack prescription-drug coverage or who are not eligible for Medicaid or any other publicly funded prescription benefit programs. The projected financial impact of this program is included in Pfizer's current revenue and earnings growth guidance for 2002 through 2004.

     The response to the Share Card has been overwhelmingly positive. The Pfizer Share Card can be used at more than 48,000 retail pharmacies nationwide, representing 93% of all U.S. pharmacies. Since the program's announcement, the Share Card call center has:

     o Received more than 940,000 inquiries
     o Received more than 560,000 requests for applications
     o Reviewed more than 250,000 completed applications
     o Enrolled more than 170,000 members, and
     o Filled more then 280,000 Pfizer prescriptions.

     We are actively reaching out to people who may be eligible for the Share Card by organizing enrollment days at senior centers, churches, and community groups.

Q26) HOW DID THE ANIMAL HEALTH BUSINESS PERFORM?

A26) In the quarter, Animal Health sales increased 11% to $274 million (up 15% excluding the impact of foreign exchange), compared to the same period in 2001. This strong performance reflected double-digit growth (excluding the impact of foreign exchange) in both livestock and companion-animal product lines. Our companion-animal products Revolution and Rimadyl and our livestock medicines Dectomax and RespiSure/Stellamune showed strong growth, excluding the impact of foreign exchange.

Q27) HOW DID PFIZER'S CONSUMER BUSINESSES PERFORM?

A27) Sales of Pfizer's consumer businesses, which include consumer healthcare products, Adams confectionery products, Schick-Wilkinson Sword shaving products, and Tetra fish-food products, grew 5% (up 7% excluding the impact of foreign exchange) to $1.333 billion in the second quarter, compared to the same period in 2001. Sales of Consumer Healthcare products grew 10% (up 11% excluding the impact of foreign exchange) to $646 million due to strong performances of Listerine mouthwash and Listerine PocketPaks.

Q28) WHAT IS THE STATUS OF THE ADAMS, SCHICK-WILKINSON SWORD, AND TETRA BUSINESSES?

A28) In June, Pfizer announced it was exploring strategic options for the Adams confectionery business and the Schick-Wilkinson Sword shaving products business, including possible sale. Headquartered in Parsippany, New Jersey, Adams is one of the world's largest providers of confectionery products. Adams conducts business in over 70 countries and has approximately 12,000 employees worldwide. Schick-Wilkinson Sword is the world's second largest producer of shaving products. Schick-Wilkinson Sword is headquartered in Milford, Connecticut, conducts business in more than 50 countries, and has approximately 3,500 employees worldwide. In March, Pfizer announced that it was exploring strategic options for the Tetra aquarium and pond supplies division, including possible sale. The Tetra business has approximately 700 employees in the U.S., Germany, the U.K., France, Italy, and Japan.

Q29) WHAT ARE PFIZER'S COST-SAVINGS EXPECTATIONS FROM THE INTEGRATION OF PFIZER AND WARNER-LAMBERT?

A29) By year-end 2002, we now anticipate $1.8 billion in merger-related cost savings. Savings stem from increased purchasing power of the combined entity, the reduction of operating expenses, the closure of redundant facilities, and the elimination of redundant positions in the work force.

     Integration, restructuring, and transaction costs of $2.5 billion (excluding costs associated with the termination of the failed Warner-Lambert/American Home Products merger) have been recorded from the close of the transaction through the end of the second quarter of 2002 ($166 million recorded in the second quarter of 2002). We now anticipate total merger-related costs through 2002 (excluding the AHP break-up fee) of about $2.8 billion.

Q30) WHAT WERE THE PRINCIPAL FACTORS AFFECTING OTHER (INCOME)/DEDUCTIONS - NET?

A30)


     ($ millions)                                                Second Quarter          First Half
                                                                 --------------          ----------
     (INCOME)/DEDUCTIONS                                         2002     2001         2002     2001
                                                                 ----     ----         ----     ----
     Net Interest Income                                          ($38)   ($71)         ($71)  ($152)
     Co-Promotion Charges                                           22     100            22     136
     Gains on the Sales of Research-
       Related Equity Investments                                   --      --            --     (17)
     Amortization of Goodwill and Other Intangibles                 17      24            22      49
     Gain on the Divestiture of a Minor Product Line                --      --           (20)     --
     Other                                                         (47)    (40)          (82)    (60)
                                                                  ----     ---         -----    ----
     Other (Income)/Deductions - Net                              ($46)    $13         ($129)   ($44)
                                                                  ----     ---         -----    ----

     The reduction in interest income is primarily a factor of significantly lower short-term interest rates in 2002 versus 2001. Amortization of goodwill and intangibles is lower in 2002 versus 2001 as a result of the adoption of SFAS No. 142 - Goodwill and Other Intangible Assets.

Q31) WHAT IS PFIZER'S EFFECTIVE TAX RATE FOR 2002?

A31) The 2002 effective tax rate for continuing operations, excluding the cumulative effect of a change in accounting principle, certain significant items, and merger-related costs, has been reduced to 23.5%, due primarily to product mix and tax planning initiatives. The tax rate of 21.7% in the second quarter, from continuing operations excluding certain significant items and merger-related costs, reflects this lower full-year rate as well as a catch-up adjustment for the first quarter.

Q32) WHAT IS THE STATUS OF PFIZER'S SHARE-PURCHASE PROGRAM?

A32) In May 2002, the company completed its existing share-purchase program, authorized in June 2001, under which it purchased 120 million shares at a cost of $4.8 billion. Recently, the company also announced a new authorization to purchase up to $10 billion worth of the company's common stock. This current program has now been increased to $16 billion and will be completed during 2003.

Q33) WILL PFIZER BE HOLDING A CONFERENCE CALL?

A33) Pfizer will be holding a conference call for analysts and investors to discuss the Pfizer/Pharmacia transaction and second-quarter earnings at 11:00AM today. To ensure universal access, the conference call will be simultaneously broadcast over Pfizer's corporate website - www.pfizer.com - and will be archived for five days thereafter.

                                * * * * * * * * *

Pfizer and Pharmacia will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Pfizer free of charge by requesting them in writing from Pfizer Inc., 235 East 42nd Street, New York, New York 10017,
Attention: Investor Relations, telephone: (212) 573-2668. You may obtain documents filed with the SEC by Pharmacia free of charge by requesting them in writing from Pharmacia Investor Relations, Route 206 North, Peapack, New Jersey 07977, or by telephone at (908) 901-8000.

Pfizer and Pharmacia, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Pfizer and Pharmacia in connection with the merger. Information about the directors and executive officers of Pfizer and their ownership of Pfizer shares is set forth in the proxy statement for Pfizer's 2002 annual meeting of shareholders. Information about the directors and executive officers of Pharmacia and their ownership of Pharmacia stock is set forth in the proxy statement for Pharmacia's 2002 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.